Filed pursuant to Rule 433

Registration File No. 333-175901

Relating to the

Preliminary Prospectus Supplement

dated April 7, 2014

(To Prospectus dated September 9, 2011)

PRICING TERM SHEET

RAIT Financial Trust

7.625% Senior Notes due 2024

April 7, 2014

The information in this pricing term sheet relates only to RAIT Financial Trust’s offering (the “Offering”) of its 7.625% Senior Notes due 2024 and should be read together with (i) the preliminary prospectus supplement dated April 7, 2014 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 (the “Preliminary Prospectus Supplement”) and (ii) the accompanying prospectus contained in Registration Statement No. 333-175901.

Issuer:	RAIT Financial Trust, a Maryland real estate investment trust

Title of Securities:	7.625% Senior Notes due 2024 (the “Notes”)

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if the application is approved, expects trading in the Notes to begin within 30 days after the Notes are first issued.

Aggregate Principal Amount Offered:	$60,000,000 aggregate principal amount of the Notes (or a total of $69,000,000 aggregate principal amount of the Notes if the underwriters exercise in full their option to purchase additional Notes)

Pro Forma Outstanding Indebtedness:	After giving effect to the issuance of the Notes (assuming no exercise by the underwriters of their option to purchase additional Notes), the Issuer’s total consolidated indebtedness would have been approximately $2.16 billion as of December 31, 2013.

Maturity Date:	April 15, 2024, unless earlier redeemed or repurchased

Price to Public:	100% (or $25 per Note) plus accrued interest, if any, from April 14, 2014

Interest Rate:	7.625% per annum, accruing from April 14, 2014

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2014

Optional Redemption:	Prior to April 15, 2017, the Notes will not be redeemable. On or after April 15, 2017 and prior to the maturity date, the Issuer may redeem for cash all or part of the Notes, upon not less than 45 nor more than 60 calendar days’ notice before the redemption date to the trustee, the paying agent and each holder of Notes. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Fundamental Change Repurchase Event:	If a Fundamental Change (as defined in the preliminary prospectus relating to the Offering) occurs at any time, holders will have the right, at their option, to require the Issuer to repurchase for cash any or all of their Notes, or any portion of the principal amount thereof that is equal to $25 or an integral multiple of $25 in excess thereof. The price the Issuer is required to pay is equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (unless the repurchase date falls after a regular record date but on or prior to the interest payment date to which such regular record date relates, in which case the Issuer will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date, and the repurchase price will be equal to 101% of the principal amount of the Notes to be repurchased).

Aggregate Underwriting Discount:	$2,250,000 ($2,587,500 if the underwriters exercise in full their option to purchase additional Notes)

Net Proceeds: Use of Proceeds:

The estimated net proceeds from the sale of the Notes will be approximately $57,500,000 million (or approximately $66,162,500 million if the underwriters exercise in full their option to purchase additional Notes), after deducting underwriting discounts and the Issuer’s estimated offering expenses.

The Issuer intends to use the net proceeds from the sale of the Notes for working capital and general trust purposes.

Pricing Date:	April 7, 2014

Closing Date:	T+5; April 14, 2014

Joint Book-Running Managers:	Barclays Capital Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Keefe Bruyette & Woods, Inc.

Senior Co-Managers:	Ladenburg Thalmann & Co. Inc. and William Blair & Company, L.L.C.

Co-Managers	Compass Point Research & Trading, LLC, Drexel Hamilton, LLC and MLV & Co. LLC

Settlement:	DTC

CUSIP / ISIN:	749227 807/ US7492278079

The Issuer has filed a registration statement (including a prospectus, dated September 9, 2011, and a related preliminary prospectus supplement, dated April 7, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Deutsche Bank Securities Inc. at 1-800-503-4611, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or Keefe Bruyette & Woods, Inc. at 1-800-966-1559.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.